SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the period ended January 17, 2002

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718 and 333-10726), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136 and 333-14240).

FOR IMMEDIATE RELEASE

Investors
Contact:

Jack Howarth
Elan (U.S.)
Ph: 212-407-5740
800-252-3526
jack.howarth@elan.com

Emer Reynolds
Elan (Europe)
Ph: 353-1-709-4080
00800 28352600
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Justin Victoria
American Home Products
Ph: 973-660-5340

Media
Contact:

Max Gershenoff
Elan
Ph: 212-407-5751
max.gershenoff@elan.com

Lowell Weiner
American Home Products
Ph: 973-660-5013
weinerl@ahp.com

Douglas Petkus
Wyeth-Ayerst
Ph: 610-902-7336
petkusd@labs.wyeth.com

ELAN AND AHP PROVIDE AN UPDATE ON THE PHASE 2A CLINICAL TRIAL OF AN-1792

Dublin, Ireland/ Madison, New Jersey, January 17, 2002 -- Elan Corporation, plc (NYSE: ELN) ('Elan') and Wyeth-Ayerst Laboratories, the pharmaceutical division of American Home Products Corporation (NYSE: AHP) ('AHP'), today reported on developments in the Phase 2A clinical trial of AN-1792, an experimental immunotherapeutic for the treatment of mild to moderate Alzheimer's disease.

The companies have decided to temporarily suspend dosing in this Phase 2A study after four patients in France were reported to have clinical signs consistent with inflammation in the central nervous system. All four patients are receiving appropriate medical care and the companies are working with clinical investigators to determine the cause of this development.

Elan and AHP are conducting clinical trials in the US and four European countries in patients with Alzheimer's disease using AN-1792 (also known as AIP-001). To date, approximately 360 patients have received multiple doses of AN-1792. In the Phase 2A study, 97 patients in France have received study drug. The four reported cases of central nervous system inflammation were in patients receiving AN-1792.

There are many agents and mechanisms that can result in inflammation of the central nervous system, one being a viral infection. The presence of virus within the cerebrospinal fluid was reported in some of the four patients under investigation. However, the cause of the inflammation remains to be determined. Elan and AHP will provide further guidance regarding the resumption of dosing following the thorough investigation and consultation with an independent safety monitoring committee, study physicians and regulatory authorities. It is important to note that the study is still ongoing and that the dosing schedule should provide time for the clinical investigation to occur without jeopardizing study conduct.

"The well-being of patients is always our paramount concern. Our decision to temporarily suspend further dosing, pending the results of our evaluation, is a standard approach to protect the safety of patients in clinical trials," stated Dr. Ivan Lieberburg, Elan's Chief Scientific and Medical Officer. "A decision will be made on resumption of dosing pending the outcome of this investigation."

Elan and AHP announced in July 2001 the intention to further study AN-1792 in the clinic. This compound represents the first in a series of therapeutic agents currently under development within this collaboration.

In Phase 1 safety studies, AN-1792 was administered to more than 80 patients with mild to moderate Alzheimer's disease in a variety of dosage regimens. The results from the U.S. single dose trial and the U.K. multiple dose trial indicated that AN-1792 was well tolerated and that a proportion of patients developed an appropriate immunological response to AN-1792.

The Phase 2A study was designed to measure the immune response to beta amyloid peptide immunization in patients with Alzheimer's disease. Patients with mild to moderate Alzheimer's disease were enrolled and evaluated using conventional cognitive tests and by other surrogate measures. The results of this study are expected to provide additional information regarding the immune response to AN-1792, as well as valuable information useful for the development of other therapeutic agents being studied as part of the collaborative development program.

Elan Corporation, plc is a leading worldwide, fully integrated biopharmaceutical company headquartered in Ireland, with its principal research, development, manufacturing and marketing facilities located in Ireland, the United States and the United Kingdom. Elan is focused on the marketing of therapeutic products and services in neurology, pain management, oncology, infectious disease and dermatology and on the development and commercialization of products using its extensive range of proprietary drug delivery technologies. Elan shares trade on the New York, London and Dublin Stock Exchanges.

Wyeth-Ayerst Laboratories, a division of American Home Products Corporation, is a major research-oriented pharmaceutical company with leading products in the areas of women's health care, cardiovascular therapies, central nervous system drugs, anti-inflammatory agents, infectious disease, hemophilia, oncology, vaccines, and generic pharmaceuticals. American Home Products is one of the world's largest research-based pharmaceutical and health care products companies. It is a leader in the discovery, development, manufacturing, and marketing of prescription drugs and over-the-counter medications. It also is a leader vaccines, biotechnology and animal health care.

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of the clinical development of AN-1792 and whether it will ever be approved for commercialization. Factors which could cause actual results to differ materially from the companies' current expectations include the risk that problems or delays may arise during preparations for clinical trials or in the course of development, testing or manufacturing of the product, that results in later stage or larger trials may be different than those safety profile in subsequent trials or may not meet applicable regulatory standards as well as the other risks and uncertainties described from time to time in the companies' periodic reports filed with the Security and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: /s/ William F. Daniel
William F. Daniel
Company Secretary

Date: January 23, 2002